UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

NOVAGOLD RESOURCES INC.

(Name of Issuer)

Common shares

(Title of Class of Securities)

66987E206

(CUSIP Number)

March 18, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987E206

1.	Names of Reporting Persons. Giovanni Agnelli B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 16,737,285
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 16,737,285
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,737,285
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%*
12.	Type of Reporting Person (See Instructions) HC, CO

*	Based on 334,371,223 common shares outstanding at January 16, 2024 as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on January 24, 2024.

Page 2 of 9 pages

CUSIP No. 66987E206

1.	Names of Reporting Persons. Exor N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 16,737,285
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 16,737,285
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,737,285
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%*
12.	Type of Reporting Person (See Instructions) HC, CO

*	Based on 334,371,223 common shares outstanding at January 16, 2024 as reported in the Issuer’s Form 10-K filed with the SEC on January 24, 2024.

Page 3 of 9 pages

CUSIP No. 66987E206

1.	Names of Reporting Persons. Lingotto Investment Management (UK) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 16,737,285
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 16,737,285
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,737,285
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%*
12.	Type of Reporting Person (See Instructions) CO, FI

*	Based on 334,371,223 common shares outstanding at January 16, 2024 as reported in the Issuer’s Form 10-K filed with the SEC on January 24, 2024.

Page 4 of 9 pages

CUSIP No. 66987E206

1.	Names of Reporting Persons. Lingotto Investment Management LLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 16,737,285
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 16,737,285
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,737,285
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%*
12.	Type of Reporting Person (See Instructions) PN, FI

*	Based on 334,371,223 common shares outstanding at January 16, 2024 as reported in the Issuer’s Form 10-K filed with the SEC on January 24, 2024.

Page 5 of 9 pages

Item 1.

(a) Name of Issuer: NOVAGOLD RESOURCES INC.

(b) Address of Issuer’s Principal Executive Offices 201 South Main Suite 400 Salt Lake City UT, 84111 United States

Item 2.

(a)   Name of Person Filing

Giovanni Agnelli B.V.

Exor N.V.

Lingotto Investment Management (UK) Limited
Lingotto Investment Management LLP

Lingotto Investment Management LLP, which acquired the securities being reported on, is wholly owned by Lingotto Investment Management (UK) Limited. Lingotto Investment Management (UK) Limited is a wholly owned subsidiary of Exor N.V., which in turn is controlled by Giovanni Agnelli B.V.

(b)   Address of Principal Business Office or, if none, Residence

Giovanni Agnelli B.V.

Symphony Building

Gustav Mahlerplein 25

Amsterdam, 1082 MS

The Netherlands

Exor N.V.

Symphony Building

Gustav Mahlerplein 25

Amsterdam, 1082 MS

The Netherlands

Lingotto Investment Management (UK) Limited

7 Seymour Street

London, W1H 7JW

United Kingdom

Lingotto Investment Management LLP

7 Seymour Street

London, W1H 7JW

United Kingdom

Page 6 of 9 pages

(c) Citizenship Giovanni Agnelli B.V. – the Netherlands Exor N.V. – the Netherlands Lingotto Investment Management (UK) Limited– United Kingdom Lingotto Investment Management LLP – United Kingdom

(d) Title of Class of Securities Common shares

(e) CUSIP Number 66987E206.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.

(b) Percent of class: See the responses to Item 11 on the attached cover pages.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Item 2.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 7 of 9 pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2024

Giovanni Agnelli B.V.

By	/s/ Guido de Boer
Name:	Guido de Boer
Title:	Authorized Signatory

Exor N.V.

By	/s/ Guido de Boer
Name:	Guido de Boer
Title:	Chief Financial Officer

Lingotto Investment Management (UK) Limited

By	/s/ Enrico Vellano
Name:	Enrico Vellano
Title:	CEO

Lingotto Investment Management LLP

By	/s/ Enrico Vellano
Name:	Enrico Vellano
Title:	CEO

Page 9 of 9 pages

INDEX TO EXHIBITS

99.1	Joint Filing Agreement